SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 12b-25

                                               Commission File Number 1-13710

                            NOTIFICATION OF LATE FILING

(Check One)     [X] Form 10-K   [  ] Form 11-K   [  ] Form 20-F
               [  ] Form 10-Q   [  ] Form N-SAR

For Period Ended:      December 31, 1996

[  ] Transition report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                             NOT APPLICABLE


Part I - Registration Information

Aid Auto Stores, Inc.
(Full name of Registrant)


(Former name if applicable)


275 Grand Boulevard
(Address of principal executive office (Street and number))

Westbury, New York  11590
(City, State and Zip Code)


Part II - Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[  ]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

[X ]  (c) The account's statement or other exhibit required by Rule 12b-25
      (c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. See Exhibit to Form 12B-25.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                    Philip Stephen,  (516) 338-7889


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes     [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [  ] Yes     [X] No


If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Aid Auto Stores, Inc.
               (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 31, 1997


By:  /s/ Philip L. Stephen
       Philip L. Stephen, President


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


Attention:

International misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                           EXHIBIT TO FORM 12B-25

Grant Thornton LLP hereby states that they are unable to furnish the audit report on the consolidated financial statements of Aid Auto Stores, Inc. for the fiscal year ended December 31, 1996 because they have not yet received all of the information required to be able to give their report. This statement may be filed as an Exhibit to the Form 12b-25 Notification of Late Filing of Aid Auto Stores, Inc.

Dated:   March 31, 1997




By:  /s/Grant Thornton LLP
     Grant Thornton LLP